Exhibit 99.1

PRESS RELEASE

WiLAN Acquires Portfolio of More Than 1400 Digital TV and Display Patents

OTTAWA, Canada – December 9, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that it has acquired a global portfolio of more than 1400 patents and applications related to digital TV and video displays from an international consumer electronics manufacturer for US $8 Million in cash.  The manufacturer cannot be named under the terms of the agreement.

“Portfolios of this size and geographic scope do not often become available.  This is an important acquisition for WiLAN because this large portfolio will significantly strengthen our TV licensing program,” said Jim Skippen, Chairman & CEO.

Added Skippen, “The patents and applications were developed by a manufacturer with a long history of innovation in the television and consumer electronics market.  Our team has already identified a number of patented inventions in the new portfolio that we believe are relevant to products today.”

With this acquisition, WiLAN’s large and growing portfolio numbers approximately 3000 issued or pending patents.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 3000 issued or pending patents.  For more information: www.wilan.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will significantly strengthen”, “we believe” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s November 8, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 9 months ended September 30, 2011 (the “MD&A”) starting at page 32 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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For Media inquiries, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	1